UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2013

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

       Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

99.1	News Release dated May 7, 2013 announcing US$630 million 2.125% Senior Note Offering and Pricing.

99.2	News Release dated May 14, 2013 announcing closing of US$630 million 2.125% Senior Note Offering and Redemption of the 7.50% Convertible Unsecured Subordinated Debentures due May 2015

99.3	News Release dated May 14, 2013 announcing First Quarter 2013 Financial and Operating Results

99.4	CEO certification of interim filings of Harvest Operations Corp., dated May 14, 2013 filed on SEDAR May 14, 2013

99.5	CFO certification of interim filings of Harvest Operations Corp., dated May 14, 2013 filed on SEDAR May 14, 2013

99.6	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2013 as filed on SEDAR May 14, 2013

99.7	Interim un-audited Financial Statements for three month period ending March 31, 2013 as filed on SEDAR May 14, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST OPERATIONS CORP.
(Registrant)

Date: May 15, 2013	By:	/s/ Leslie G. Hogan
Leslie G. Hogan
Chief Operating Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	News Release dated May 7, 2013 announcing US$630 million 2.125% Senior Note Offering and Pricing.

99.2	News Release dated May 14, 2013 announcing closing of US$630 million 2.125% Senior Note Offering and Redemption of the 7.50% Convertible Unsecured Subordinated Debentures due May 2015

99.3	News Release dated May 14, 2013 announcing First Quarter 2013 Financial and Operating Results

99.4	CEO certification of interim filings of Harvest Operations Corp., dated May 14, 2013 filed on SEDAR May 14, 2013

99.5	CFO certification of interim filings of Harvest Operations Corp., dated May 14, 2013 filed on SEDAR May 14, 2013

99.6	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2013 as filed on SEDAR May 14, 2013

99.7	Interim un-audited Financial Statements for three month period ending March 31, 2013 as filed on SEDAR May 14, 2013